UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No )*

Western Liberty Bancorp
(Name of Issuer)

Common Stock
(Title of Class of Securities)

961443108
(CUSIP Number)

Robert S. Schwartz, Esq.
c/o Loeb Capital Management
61 Broadway, New York, N.Y. 10006 (212) 483-7047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.		961443108

1.	Name of Reporting Person	Loeb Arbitrage
Management LP

I.R.S. Identification No. of Above Person

2.	Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of	5.	Sole Voting Power	-0-
Shares
Beneficially	6.	Shared Voting Power	44,461
Owned by
Each Reporting	7.	Sole Dispositive Power	-0-
Person With
	8.	Shared Dispositive Power	44,461

9.	Aggregate Amount of Beneficially Owned by Each Reporting Person	44,461

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9)	0.
		0.33%

12.	Type of Reporting Person	IA, PN

CUSIP No.		961443108

1.	Name of Reporting Person	Loeb Offshore
Management LP

I.R.S. Identification No. of Above Person

2.	Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of	5.	Sole Voting Power	-0-
Shares
Beneficially	6.	Shared Voting Power	657,079
Owned by
Each Reporting	7.	Sole Dispositive Power	-0-
Person With
	8.	Shared Dispositive Power	657,079

9.	Aggregate Amount of Beneficially Owned by Each Reporting Person	657,079

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9)	4.88%

12.	Type of Reporting Person	IA, PN

CUSIP No.		961443108

1.	Name of Reporting Person	Loeb Arbitrage Offshore
Partners, Ltd.

I.R.S. Identification No. of Above Person

2.	Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	Cayman Islands

Number of	5.	Sole Voting Power	-0-
Shares
Beneficially	6.	Shared Voting Power	604,136
Owned by
Each Reporting	7.	Sole Dispositive Power	-0-
Person With
	8.	Shared Dispositive Power	604,136

9.	Aggregate Amount of Beneficially Owned by Each Reporting Person	604,136

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9)	4.49%

12.	Type of Reporting Person	CO

CUSIP No.		961443108

1.	Name of Reporting Person	Loeb Management
Holding LLC

I.R.S. Identification No. of Above Person

2.	Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of	5.	Sole Voting Power	-0-
Shares
Beneficially	6.	Shared Voting Power	701,540
Owned by
Each Reporting	7.	Sole Dispositive Power	-0-
Person With
	8.	Shared Dispositive Power	701,540

9.	Aggregate Amount of Beneficially Owned by Each Reporting Person	701,540

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9)	5.21%

12.	Type of Reporting Person	OO, HC

Item 1(a).	Name of Issuer

Western Liberty Bancorp  (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8363 W. Sunset Road, Suite 350
Las Vegas, NV 89113
USA

Item 2(a).	Name of Person(s) Filing

(i)	Loeb Arbitrage Management LP, a Delaware limited partnership and registered investment adviser with the U.S. Securities and Exchange Commission (“LAM”);

(ii)	Loeb Offshore Management LP, a Delaware limited partnership and registered investment adviser with the U.S. Securities and Exchange Commission (“LOM”);

(iii)	Loeb Arbitrage Offshore Partners, Ltd., a Cayman Islands exempted company (“LAOP”);

(iv)	Loeb Management Holding LLC, a Delaware limited liability company (“LMH”), is the general partner of LAM and LOM.

This statement relates to Shares (as defined herein) held for the account of LAOP and for client(s) of LAM and LOM for which each has investment discretion.

Together, these entities do business as (“dba”) Loeb Capital Management.

Item 2(b).	Address of Principal Business Office

The address of the principal business office of each of LAM, LOM, LAOP and LMH is 61 Broadway, 24th Floor, New York, NY 10006.

Item 2(c)	Citizenship or Place of Organization

LAM and LOM are limited partnerships organized under the laws of the State of Delaware.
LMH is a Delaware limited liability company.
LAOP is a Cayman Islands exempted company.

Item 2(d).	Title of Class of Securities

Common Shares

Item 2(e).	CUSIP Number:

961443108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person is filing a:

(a)	☐	A broker or dealer under Section 15 of the 1934 Act
(b)	☐	Abank as defined in Section 3(a)(6) of the 1934 Act
(c)	☐	An insurance company as defined in Section 3(a) (19) of the 1934 Act
(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940
(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)
(f )	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
( i)	☐	A church plan that is excluded from the definition of Investment Company under Section 3(c)(14) of the Investment Company Act of 1940
(j )	☐	A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned:

As of October 8, 2012, Loeb Capital Management (the dba for all of the reporting persons) may be deemed the beneficial owner of 701,540 Shares held for the account of LAOP and for client(s) of LAM and LOM as to which each has investment discretion.   [See the Cover pages for additional details.]

(b)	Percent of Class:

As of October 8, 2012, Loeb Capital Management (the dba for all of the reporting persons) may be deemed the beneficial owner of approximately 5.21% of Shares outstanding.  (There were 13,466,536 shares of common stock outstanding as of August 10, 2012, according to the Issuer’s quarterly Form 10-Q filed August 14, 2012.)  [See the Cover pages for additional details.]

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote
(ii)	shared power to vote or to direct the vote
(iii)	sole power to dispose or to direct the disposition
(v)	shared power to dispose or to direct the disposition

See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

[See the Item 2.a. above.]

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB ARBITRAGE MANAGEMENT LP

Date: October 9, 2012	By:_/s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB OFFSHORE MANAGEMENT LP

Date: October 9, 2012	By:_/s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB ARBITRAGE OFFSHORE PARTNERS, LTD.

Date: October 9, 2012	By:_/s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB MANAGEMENT HOLDING LLC

Date: October 9, 2012	By:_/s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

EXHIBIT 1
JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

LOEB ARBITRAGE MANAGEMENT LP

Date: October 9, 2012	By:_/s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB OFFSHORE MANAGEMENT LP

Date: October 9, 2012	By:_/s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB ARBITRAGE OFFSHORE PARTNERS, LTD.

Date: October 9, 2012	By: _/s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB MANAGEMENT HOLDING LLC

Date: October 9, 2012	By:_/s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel